Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JULY 31, 2024

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Financial Position (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		As at July 31, 2024	As at April 30, 2024
	Notes	($)	($)
Assets
Current Assets
Cash	4	5,413	21,100
Restricted cash	4	110	110
Accounts receivable		—	13,818
Short-term investments	5	7,822	9,143
Inventories	6	207,854	187,090
Prepaids and other receivables		2,222	490
		223,421	231,751

Non-current Assets
Right-of-use assets		231	181
Royalties	7	52,239	46,771
		52,470	46,952

Total Assets		275,891	278,703

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		1,352	1,202
Other payables		—	1,519
Current portion of lease liability		51	37
		1,403	2,758

Non-current Liability
Non-current portion of lease liability		196	156
		196	156

Total Liabilities		1,599	2,914

Equity
Issued Capital	8	246,366	244,397
Reserves	8	6,167	6,316
Retained earnings		20,364	22,522
Accumulated other comprehensive income		1,395	2,554
		274,292	275,789

Total Liabilities and Equity		275,891	278,703

Commitments (Note 13)

Subsequent events (Note 14)

Approved by the Board of Directors:

/s/ Neil Gregson	/s/ Vina Patel
Neil Gregson Director	Vina Patel Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Loss and Comprehensive Income (Loss) (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		For the three months ended July 31,
	Notes	2024 ($)	2023 ($)
Expenses
Salaries and directors' fees	11	(276)	(259)
Office and administration	9	(1,380)	(384)
Professional fees and insurance		(329)	(451)
Transfer agent and regulatory fees		(126)	(372)
Share-based compensation		(89)	(47)
Operating loss		(2,200)	(1,513)

Other items
Other income		—	10
Interest expense		(5)	(2)
Interest income		239	1
Net foreign exchange loss		(70)	(81)
Loss before taxes		(2,036)	(1,585)
Deferred income tax recovery (expense)		(122)	543
Net loss for the period		(2,158)	(1,042)

Other comprehensive income (loss)
Items that will not subsequently be re-classified to net income (loss):
Gain (loss) on revaluation of short-term investments	5	(1,321)	4,020
Deferred tax recovery (expense) on short-term investments	5	122	(543)
Item that may subsequently be re-classified to net income (loss):
Foreign currency translation differences		40	(466)
Total other comprehensive income (loss) for the period		(1,159)	3,011

Total comprehensive income (loss) for the period		(3,317)	1,969

Net loss per share, basic and diluted		(0.02)	(0.01)

Weighted average number of shares, outstanding, basic and diluted		120,817,067	100,007,139

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Changes in Equity (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		Number of Common	Issued Capital	Reserves	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total
	Notes	Shares	($)	($)	($)	($)	($)
Balance at April 30, 2023		99,803,729	167,277	6,319	(11,855)	13,628	175,369
Common shares issued upon exercise of warrants		565,722	1,273	(142)	—	—	1,131
Share-based compensation		—	—	47	—	—	47
Net loss for the period		—	—	—	(1,042)	—	(1,042)
Total other comprehensive income		—	—	—	—	3,011	3,011
Balance at July 31, 2023		100,369,451	168,550	6,224	(12,897)	16,639	178,516
Common shares issued upon exercise of warrants		2,384,372	5,368	(599)			4,769
Public offering:
Common shares issued for cash		16,929,600	71,722	—	—	—	71,722
Underwriters' fees and issuance costs		—	(4,689)	—	—	—	(4,689)
At-the-Market offering:
Common shares issued for cash		870,910	3,534	—	—	—	3,534
Agents’ fees and issuance costs		—	(88)	—	—	—	(88)
Transfer of other comprehensive income to retained earnings upon disposal of short-term investments		—	—	—	24,597	(24,597)	—
Share-based compensation		—	—	691	—	—	691
Net income for the period		—	—	—	10,822	—	10,822
Total other comprehensive income		—	—	—	—	10,512	10,512
Balance at April 30, 2024		120,554,333	244,397	6,316	22,522	2,554	275,789
Common shares issued upon exercise of warrants	8	894,188	1,969	(238)	—	—	1,731
Share-based compensation	8	—	—	89	—	—	89
Net loss for the period		—	—	—	(2,158)	—	(2,158)
Total other comprehensive loss		—	—	—	—	(1,159)	(1,159)
Balance at July 31, 2024		121,448,521	246,366	6,167	20,364	1,395	274,292

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Cash Flows (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the three months ended July 31,
	2024	2023
	($)	($)
Operating activities
Net loss before tax for the period	(2,036)	(1,585)
Adjustments for:
Depreciation	14	6
Interest expense	5	2
Interest income	(239)	(1)
Share-based compensation	89	47
Net foreign exchange loss	70	—
Other	—	(18)
Net changes in non-cash working capital items:
Accounts Receivable	13,818	—
Inventories	(20,632)	—
Prepaids and other receivables	(1,733)	149
Accounts payable and accrued liabilities	(27)	301
Other payables	(1,519)	—
Cash used in operating activities	(12,190)	(1,099)

Investing activities
Investment in royalties	(5,383)	—
Interest received	239	2
Investment in short-term investments	—	(769)
Cash used in investing activities	(5,144)	(767)

Financing activities
Proceeds from common shares issued upon exercise of warrants	1,731	1,131
Net repayment of margin loan	—	(9,559)
Repayment of government loan	—	(30)
Payment of lease liability	(14)	(7)
Interest and fees paid	—	(167)
Cash generated from (used in) financing activities	1,717	(8,632)

Effect of exchange rate changes on cash	(70)	(1)

Net decrease in cash	(15,687)	(10,499)
Cash
Beginning of period	21,100	14,306
End of period	5,413	3,807

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

1. Corporate Information

Uranium Royalty Corp. ("URC" or "the Company") is a company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties, investing in companies with exposure to uranium and physical uranium. The Company also engages in the purchase and sale of physical uranium from time to time. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, Canada.

The Company is listed on the Toronto Stock Exchange (the "TSX"). The Company's common shares and common share purchase warrants, each of which is exercisable into one common share at an exercise price of $2.00 per share until December 6, 2024, are listed on the TSX under the symbols "URC" and "URC.WT", respectively. The Company's common shares are traded on the NASDAQ Capital Market under the symbol "UROY".

2. Basis of Preparation and Material Accounting Policies

2.1 Statement of compliance

The Company's condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"), applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended April 30, 2024.

These condensed interim consolidated financial statements were authorized for issue by the Company's board of directors on September 12, 2024.

2.2 Basis of presentation

The Company's condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's condensed interim consolidated financial statements are presented in thousands of Canadian dollars ("$" or "dollars") which is also the functional currency of URC. All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's annual consolidated financial statements for the year ended April 30, 2024. The Company's interim results are not necessarily indicative of its results for a full year.

2.3 Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Uranium Royalty Corp. and its wholly-owned subsidiaries, being Uranium Royalty (USA) Corp. ("URUSA") and Reserve Minerals, LLC ("RM"). Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of URUSA and RM are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of URUSA and RM is the United States dollar. Foreign operations are translated into Canadian dollars using the period end exchange rate as to assets and liabilities and the average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

3. IFRS Pronouncement

3.1 Adoption of New Accounting Standards, Interpretation or Amendments

Amendments to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 clarifies certain requirements for determining whether a liability should be classified as current or non-current and requires new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2024, and are required to be applied retrospectively. The amendment requires the classification of liabilities as current or non-current depending on the rights existing at the end of the reporting period and clarifies that management's expectations in respect of settlement do not affect classification. Liabilities are classified as noncurrent if the company has a substantive right to defer settlement for at least twelve months at the end of the reporting period. 'Settlement' is defined as the extinguishment of a liability with cash, other economic resources, or an entity's own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument. The adoption of these amendments on May 1, 2024 did not have a material impact on the Company's consolidated financial statements.

3.2 New Accounting Standards Issued but not effective

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 which are effective for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flow changes are linked to environmental, social or governance ("ESG") targets). The Company is currently assessing the impact of this amendment on the Company's consolidated financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements

IFRS 18 is a new standard that will provide new presentation and disclosure requirements and which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted. The Company is currently assessing the impact of this amendment on the Company's consolidated financial statements.

4. Cash and Restricted Cash

As at July 31, 2024, the Company held cash of $5,413 (April 30, 2024: $21,100). In addition, the Company held restricted cash of $110 (April 30, 2024: $110). Restricted cash held at July 31, 2024 relates to security for a corporate credit card.

5. Short-term Investments

	As at July 31, 2024	As at April 30, 2024
	($)	($)
Fair value, at the beginning of the period/year	9,143	38,340
Additions for the period/year	—	936
Disposals for the period/year	—	(45,386)
Fair value adjustment due to foreign exchange rate change for the period/year	—	(79)
Fair value adjustment due to share price change for the period/year	(1,321)	15,332
Fair value, at the end of the period/year	7,822	9,143

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

5. Short-term Investments (continued)

As at July 31, 2024, the fair value of the Company's investment in Queen's Road Capital Investment Ltd. ("QRC") is $7,822 (April 30, 2024: $9,143).

The common shares of QRC are listed on the TSX. During the three months ended July 31, 2024, the Company recognized a change in fair value in short-term investments of $1,321 (2023: $4,020) and deferred income tax of $122 (2023: $543) in other comprehensive income.

6. Inventories

As at July 31, 2024, the Company holds 2,711,271 pounds triuranium octoxide ("U3O8") (April 30, 2024: 2,511,271 pounds U3O8). The carrying value of $207,854 (April 30, 2024: $187,090) includes the Company's entitlement of the uranium production from the McArthur River mine for the Company's royalty in-kind.

Pursuant to an agreement between Yellow Cake plc ("Yellow Cake") and the Company, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million U3O8 per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8 as at July 31, 2024. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors. No purchases occurred under this arrangement during the three months ended July 31, 2024.

7. Royalties

($)
Balance, as at April 30, 2023	46,864
Depletion	(145)
Foreign currency translation	(467)
Balance, as at July 31, 2023	46,252
Additions	75
Depletion	(314)
Foreign currency translation	758
Balance, as at April 30, 2024	46,771
Additions	5,560
Depletion	(132)
Foreign currency translation	40
Balance, as at July 31, 2024	52,239

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

7. Royalties (continued)

	Cost				Accumulated Depletion			Carrying Amount
	April 30, 2024	Additions	Foreign Currency Translation	July 31, 2024	April 30, 2024	Depletion	July 31, 2024	July 31, 2024
	($)	($)	($)	($)	($)	($)	($)	($)
Anderson project	7,880	—	17	7,897	—	—	—	7,897
Churchrock project	805	4,878	3	5,686	—	—	—	5,686
Cigar Lake project	4,704	—	—	4,704	—	—	—	4,704
Dawn Lake project	282	—	—	282	—	—	—	282
Dewey-Burdock project	1,469	—	3	1,472	—	—	—	1,472
Energy Queen project	69	—	—	69	—	—	—	69
Lance project	1,811	—	4	1,815	—	—	—	1,815
Langer Heinrich project	2,822	—	—	2,822	—	—	—	2,822
McArthur River project	11,543	—	—	11,543	(606)	(132)	(738)	10,805
Michelin project	4,262	—	—	4,262	—	—	—	4,262
Reno Creek project	310	—	1	311	—	—	—	311
Roca Honda project	170	—	1	171	—	—	—	171
Roughrider, Russell Lake and Russell Lake South projects	5,998	—	—	5,998	—	—	—	5,998
Salamanca Project	—	682	—	682	—	—	—	682
San Rafael project	555	—	1	556	—	—	—	556
Slick Rock project	3,127	—	7	3,134	—	—	—	3,134
Whirlwind project	69	—	—	69	—	—	—	69
Workman Creek project	1,501	—	3	1,504	—	—	—	1,504
	47,377	5,560	40	52,977	(606)	(132)	(738)	52,239

The Company's royalties are detailed below:

Anderson, Slick Rock and Workman Creek Projects

The Company holds a 1% net smelter return royalty for uranium on Anderson project, Slick Rock project, and Workman Creek project in the USA.

Cigar Lake, McArthur River and Dawn Lake Projects

The Company holds (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. ("Orano") on the McArthur River project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale net profit interest ("NPI") royalty on a 3.75% share of overall uranium production, drawn from Orano's approximate 40.453% ownership interest in the Waterbury Lake / Cigar Lake project (the "Cigar Lake Project") located in Saskatchewan, Canada, and (iii) a 10% to 20% sliding scale NPI royalty on a 7.5% share of overall uranium production from the Dawn Lake project located in Saskatchewan, Canada. The sliding scale NPI royalty on the Cigar Lake Project and the Dawn Lake project will decrease to 10% after the combined production on the Cigar Lake and Dawn Lake projects reach 200 million pounds U3O8.

The Company has elected to receive royalty proceeds from the McArthur River mine through delivery of physical uranium. As a result, the Company recorded a depletion of $132 (2023: $145) on the McArthur River royalty and an increase in inventory by the same amount during the three months ended July 31, 2024.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

7. Royalties (continued)

Churchrock Project

During the three months ended July 31, 2024, the Company acquired an additional royalty on a portion of the Churchrock uranium project. The royalty is structured as a gross overriding royalty of 6% "Mine Price", which anticipates recovery of reasonable and actual costs to transport the mineral to the final point of sale. The acquisition cost of $4,878 was paid in cash. As at July 31, 2024, the Company holds a 4% net smelter return royalty on the entire Churchrock property and a 6% gross overriding royalty on a portion of the Churchrock property in the USA.

Dewey-Burdock Project

The Company holds a 30% net proceeds royalty and a 2% to 4% gross value royalty on a portion of the Dewey-Burdock property in the USA.

Energy Queen, San Rafael and Whirlwind Projects

The Company holds a 1% gross value royalty on portions of the Energy Queen project, a 2% net smelter return royalty on portions of the San Rafael project and a 2% to 4% sliding scale gross value royalty on portions of the Whirlwind project in the USA. The Company may choose to take product payment in physical ore or concentrates produced from the Energy Queen and Whirlwind projects.

Lance Project

The Company holds a 4% gross revenues royalty on a portion of the Lance property and an additional 1% gross revenues royalty which covers the entirety of the current permitted project area in the USA.

Langer Heinrich Project

The Company holds a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia.

Michelin Project

The Company holds a 2% gross revenues royalty on the Michelin property in Canada.

Reno Creek Project

The Company holds a 0.5% net profit interest royalty, with a maximum amount payable thereunder of US$2.5 million, on a portion of the Reno Creek property in the USA.

Roca Honda Project

The Company holds a 4% gross revenues royalty on a portion of the Roca Honda property in the USA. The royalty is subject to the right of the payor to purchase the royalty for US$5 million at any time prior to the first royalty payment becoming due thereunder.

Roughrider, Russell Lake and Russell Lake South Projects

The Company holds a 1.98% net smelter return royalty on the Roughrider, Russell Lake and Russell Lake South properties in Canada. The royalties on the Roughrider, Russell Lake and Russell Lake South projects are represented by the same royalty instrument.

Salamanca Project

During the three months ended July 31, 2024, the Company acquired a 0.375% net smelter return royalty on the sale of products from the Salamanca project in Spain. The acquisition cost of $682 was paid in cash.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8. Issued Capital

8.1 Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

At-the-Market Equity Program

On August 8, 2023, the Company entered into an equity distribution agreement (the "2023 Distribution Agreement") with a syndicate of agents for an at-the-market equity program (the "ATM Program"). The 2023 Distribution Agreement allowed the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the "ATM Shares") to the public from time to time, through the agents, at the Company's discretion. The ATM Shares sold under the ATM Program, were sold at the prevailing market price at the time of sale. The 2023 Distribution Agreement was terminated on September 1, 2024.

On August 29, 2024, the Company renewed its ATM Program that allows the Company to distribute up to US$39 million (or the equivalent in Canadian dollars) of ATM Shares to the public from time to time, through the agents, at the Company's discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated August 29, 2024 (the "2024 Distribution Agreement"). All sales under the ATM Program following August 29, 2024 are made under the 2024 Distribution Agreement. Unless earlier terminated by the Company or the agents as permitted therein, the 2024 Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$39 million (or the equivalent in Canadian dollars); or (b) August 20, 2025.

No ATM shares were distributed by the Company during the three months ended July 31, 2024.

8.2 Reserves

Common Share Purchase Warrants and Options

The following outlines the movements of the Company’s warrants and share options:

	Warrants	Share Options	Total
	($)	($)	($)
Balance, as at April 30, 2023	4,382	1,937	6,319
Common shares issued upon exercise of warrants	(142)	—	(142)
Share-based compensation	—	47	47
Balance, as at July 31, 2023	4,240	1,984	6,224
Common shares issued upon exercise of warrants	(599)	—	(599)
Share-based compensation	—	691	691
Balance, as at April 30, 2024	3,641	2,675	6,316
Common shares issued upon exercise of warrants	(238)	—	(238)
Share-based compensation	—	89	89
Balance, as at July 31, 2024	3,403	2,764	6,167

During the three months ended July 31, 2024, 894,188 common share purchase warrants were exercised.

As at July 31, 2024, there are 13,549,666 warrants outstanding at an exercise price of $2.00 per share.

Subsequent to July 31, 2024, 56,200 warrants were exercised for $112.

Share Options

As at July 31, 2024 and April 30, 2024, there are 1,697,300 outstanding share options at a weighted average exercise price of $3.36.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8. Issued Capital

8.2 Reserves (continued)

Share Options (continued)

A summary of share options outstanding and exercisable at July 31, 2024, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
5.46	40,000	5.46	2.13	40,000	5.46	2.13
4.93	5,000	4.93	2.45	5,000	4.93	2.45
4.20	1,000	4.20	3.11	1,000	4.20	3.11
4.10	50,000	4.10	1.83	50,000	4.10	1.83
3.76	50,000	3.76	2.27	37,500	3.76	2.27
3.49	612,500	3.49	1.83	612,500	3.49	1.83
3.31	100,000	3.31	0.78	100,000	3.31	0.78
3.31	332,500	3.31	2.78	332,500	3.31	2.78
3.30	32,500	3.30	4.08	16,250	3.30	4.08
3.26	25,000	3.26	2.89	25,000	3.26	2.89
3.15	5,000	3.15	3.23	5,000	3.15	3.23
2.92	418,800	2.92	4.06	209,400	2.92	4.06
2.88	25,000	2.88	2.93	25,000	2.88	2.93
	1,697,300	$3.36	2.61	1,459,150	$3.42	2.38

The amount of share-based compensation expense recognized during the three months ended July 31, 2024, was $89 (2023: $47).

9. Office and Administration Expenses

The following outlines the amounts included in office and administration expenses:

	For the three months ended,
	2024	2023
	($)	($)
Corporate administrative costs	95	99
Investor communications and marketing expenses	894	111
Uranium storage fees	391	174
	1,380	384

10. Financial Instruments

At July 31, 2024, the Company's financial assets include cash, restricted cash and short-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

10. Financial Instruments (continued)

The Company's cash, restricted cash, and accounts payable and accrued liabilities approximate fair value due to their short terms to settlement. The fair value of short-term investments, which are classified as level 1 within the fair value hierarchy, is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company. Lease liability is measured at amortized cost. The fair value of the lease liability approximates its carrying value as its interest rate is comparable to current market rates.

10.1 Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, commodity price risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

10.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances. The Company holds cash with Canadian chartered financial institutions of which the majority of its bank balances are uninsured as at July 31, 2024. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and restricted cash balance. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and maintains its cash deposits in several Schedule I chartered banks in Canada.

10.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves and other liquid assets, it has sufficient working capital for its present obligations for at least the next twelve months commencing from July 31, 2024. The Company's working capital (current assets less current liabilities) as at July 31, 2024 was $222,018. The Company's accounts payable and accrued liabilities are expected to be realized or settled within a one-year period.

10.4 Commodity price risk

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

10.5 Currency risk

Financial instruments that impact the Company's net income due to currency fluctuations include cash denominated in U.S. dollars. The impact of a Canadian dollar change against U.S. dollars on cash by 10% would have an impact of approximately $233 on net loss for the three months ended July 31, 2024.

10.6 Other price risk

The Company is exposed to equity price risk as a result of investing in other mining companies. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at July 31, 2024, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $641 on other comprehensive income.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

11. Related Party Transactions

11.1 Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the three months ended July 31, 2024 and 2023, the Company did not enter into any material contracts or undertake any significant commitment or obligation with any related parties other than as described herein and elsewhere in these financial statements.

11.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity.

The remuneration of directors and key management, for the three months ended July 31, 2024 and 2023, comprised of:

	For the three months ended July 31,
	2024	2023
	($)	($)
Management salaries	97	94
Directors' fees	46	52
Share-based compensation	48	26
Total	191	172

12. Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties, investing in companies with exposure to uranium and physical uranium. The Company also engages in the purchase and sale of physical uranium from time to time. Except for the royalties on uranium projects located in the USA, Namibia and Spain, substantially all of the Company's assets and liabilities are held within Canada.

13. Commitments

On November 17, 2021, as amended on June 11, 2024, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds U3O8 at a weighted average price of US$47.71 per pound, of which an aggregate of 400,000 pounds U3O8 were delivered as at July 31, 2024. The delivery of the remaining 100,000 pounds U3O8 for approximately $6.8 million is required in April 2025.

In addition, the Company has a commitment to purchase 150,000 pounds U3O8 for approximately $21.5 million as at July 31, 2024. The delivery and payment for such uranium are due in September 2024.

14. Subsequent Events

Other than as disclosed elsewhere in these condensed interim consolidated financial statements, the following material events occurred subsequent to July 31, 2024:

In August 2024, the Company sold 160,000 pounds U3O8 for approximately $18 million (US$13.4 million). Furthermore, the Company entered into an agreement in August 2024 to purchase 160,000 pounds U3O8 for US$13.7 million. The delivery and payment for such uranium is due in December 2024.

In September 2024, the Company entered into an agreement to sell 100,000 pounds U3O8 at a weighted average price of US$79.75 per pound for US$8 million. Delivery of the physical uranium by the Company is required in October 2024.